Gibson, Dunn & Crutcher LLP 811 Main Street Houston, TX 77002-6117 Tel 346.718.6600 www.gibsondunn.com

March 24, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Stephany Yang

Re:	TLG Acquisition One Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed December 23, 2022

File No. 333-268349

Dear Ms. Yang:

On behalf of TLG Acquisition One Corp., a Delaware corporation (the “Company”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated January 11, 2023 (the “Comment Letter”) regarding the Company’s Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on December 23, 2022. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Concurrently with this response letter, the Company is filing Amendment No. 2 to the Registration Statement (the “Amendment No. 2”) via EDGAR. The Amendment No. 2 includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes to update certain disclosure contained in the Registration Statement.

To facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in the responses to page numbers and section headings refer to page numbers and section headings of the Amendment No. 2. We are also providing, on a supplemental basis, a copy of the Amendment No. 2 that has been marked to show changes made to the originally filed Registration Statement.

Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • Houston • London • Los Angeles • Munich

New York • Orange County • Palo Alto • Paris • San Francisco • São Paulo • Singapore • Washington, D.C.

U.S. Securities and Exchange Commission

March 24, 2023

Amendment No. 1 to Registration Statement on Form S-4 filed December 23, 2022

General

1.

We note your response to prior comment 2 and reissue our comment in part. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants.

Response:

We respectfully acknowledge the Staff’s comment and have revised page xv of Amendment No. 2.

2.	Please update your executive compensation disclosure as of the fiscal year ended December 31, 2022

Response:

We respectfully acknowledge the Staff’s comment and have revised page 202 through 208 of Amendment No. 2.

Summary of the Joint Proxy Statement/Consent Solicitation Statement/Prospectus Conditions to the Business Combination, page 11

3.

We note the conditions to the proposed business combination between TLG and Electriq include provisions related to no material adverse effect having occurred. We also note, subsequent to the merger agreement, over 80% of TLG’s public stockholders redeemed their shares such that cash in the trust account was reduced by over $322 million, TLG’s warrants were delisted, and a customer that represented over 90% of Electriq’s revenue indicated their intention to terminate their relationship with Electriq. Please disclose if and how these events were evaluated in terms of a material adverse effect having occurred. Please also disclose who determines if a material adverse effect occurs and what would constitute a material adverse effect.

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that under the Merger Agreement, there is no closing condition that TLG has not had a Material Adverse Effect (as defined in the Merger Agreement). There is only a closing condition that Electriq has not had a

U.S. Securities and Exchange Commission

March 24, 2023

Material Adverse Effect. TLG evaluated the loss of Electriq’s customer referenced above and determined that, on its own, such loss does not result in a material adverse effect under the Merger Agreement. The determination took into account the profitability of the contract with Electriq’s customer and the reduced portion of Electriq’s business going forward that such customer represented.

The Merger Agreement includes references to “Parent Material Adverse Effect” related to TLG in representations and conditions to closing (among other places). The definition of “Parent Material Adverse Effect” specifically states that “the consummation and effects of any redemption (or any redemption in connection with the Extension, if any) … shall not be deemed to be a Parent Material Adverse Effect.” The delisting of the TLG warrants was included in the Merger Agreement as an exception to the representations and warranties of TLG contained in the Merger Agreement. Accordingly, the delisting has no effect on the representations and warranties condition to close of Electriq contained in the Merger Agreement.

Summary Historical Financial Data for TLG, page 22

4.

Please provide a footnote to TLG’s interim balance sheet data to quantify and disclose that 80% of TLG’s public stockholders exercised their redemption rights in connection with an extension request which resulted in cash redemptions of over $322 million subsequent to September 30, 2022. Please provide a similar footnote on page 151.

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that the redemptions in connection with the extension request have been reflected in TLG’s audited balance sheet as of December 31, 2022, which has been included in Amendment No. 2.

Unaudited Historical Comparative and Pro Forma Combined Per-Share Data of TLG and Electriq, page 27

5.

We note you removed the assumed 86% redemption level from your sensitivity analysis on page 28. Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including interim redemption levels.

U.S. Securities and Exchange Commission

March 24, 2023

Response:

We respectfully acknowledge the Staff’s comment and have revised Amendment No. 2 throughout to reflect a range of redemption scenarios, including on pages 27 and 28 of Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet, page 101

6.

To allow shareholders to more clearly evaluate the financial condition of each entity prior to the proposed business combination, it appears you should revise the pro forma balance sheet to present a subtotal column for TLG that reflects their historical balances as of September 30, 2022 adjusted for the $322 million of cash redemptions that resulted from the recent extension request that occurred after the balance sheet date but prior to the proposed business combination.

Response:

We respectfully acknowledge the Staff’s comment and, as discussed above in response to comment 4, the redemptions in connection with the extension request have been reflected in TLG’s audited balance sheet as of December 31, 2022, which has been included in Amendment No. 2. The pro forma balance sheet as of December 31, 2022 included in Amendment No. 2 has also been updated based on TLG’s audited balance sheet as of December 31, 2022.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 104

7.

We note the response to prior comment 25. Please revise note 2(i) to clarify if you have entered into definitive agreements for $30 million in debt financings regarding the convertible Lawrie Note and asset-backed revolving credit facility. If you have not, please explain how you determined it is appropriate to reflect the debt financings in the pro forma financial statements based on the provisions of Rule 11-01(a) of Regulation S-X. Please also disclose if the proposed business combination could proceed absent the debt financings or with debt proceeds less than $30 million and, if it can, explain how you determined the pro forma financial statements appropriately reflect the range of possible results or revise them as required by Rule 11-02(a)(10) of Regulation S-X. In addition, in regard to the convertible Lawrie Note, please clarify if and how the conversion option is accounted for in the pro forma financial statements.

U.S. Securities and Exchange Commission

March 24, 2023

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that a definitive agreement for an asset-backed revolving credit facility has not been entered into and is no longer contemplated by the pro forma financial statements included in Amendment No. 2. A securities purchase agreement for the convertible Lawrie Note has been entered into and was amended on March 22, 2023, as further described on pages 7, 174, 181, 221 and 244. The Company advises the Staff that the maximum redemption, 50% redemption and minimum redemption scenarios presented in the pro forma financial statements appropriately reflect the range of possible results as required by Rule 11-02(a)(10) of Regulation S-X, given the agreements in principle from service providers to defer payment of fees comprising most of the aggregate fees incurred in connection with the business combination. Based on these deferrals, the Company believes that the business combination could proceed with less than $30 million in equity financing.

With respect to the Lawrie Note, the conversion option has been accounted for under ASC 815, which requires the Company to bifurcate and separately account for the conversion feature as an embedded derivative, and carry the embedded derivative on its balance sheet at fair value and account for any unrealized changes in fair value as a component of the results of operations. The fair value of the derivative liability as of December 31, 2022 was de minimis, as the factors underlying the bifurcated conversion feature giving rise to the derivative treatment have a low probability of occurrence, therefore no consideration of the conversion option is reflected in the pro forma financial statements, as further described in the notes to the pro forma financial statements on page 105 of Amendment No. 2.

8.

We note the response to prior comment 25. Please revise note 2(k) to clarify if you have entered into a definitive agreement to issue $25 million in equity financing of class A common stock of New Electriq. If you have not, please explain how you determined it is appropriate to reflect the equity issuance in the pro forma financial statements based on the provisions of Rule 11-01(a) of Regulation S-X. Please also disclose if the proposed business combination could proceed absent the equity financing or with equity proceeds less than $25 million and, if it can, explain how you determined the pro forma financial statements appropriately reflect the range of possible results or revise them as required by Rule 11-02(a)(10) of Regulation S-X. In addition, since it appears 1.25 million additional shares would be issued in the equity financing, the current disclosures that indicate 2.5 million shares will be issued at $10 per share resulting in cash proceeds of $25 million may not be accurate since it appears 3.750 million shares will be issued for cash proceeds of $25 million which indicates shares will be issued at $6.67 per share. It appears the issuance of shares for cash at a price substantially below the redemption price should be more fully disclosed and discussed throughout the filing, including under risk factors, since it seems to indicate the redemption price exceeds the value of the shares. Please clarify or revise.

U.S. Securities and Exchange Commission

March 24, 2023

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that we have revised the pro forma financial information to include $30 million in equity financing as we believe it is probable that we will enter into subscription agreements prior to the transaction, whereby we will raise approximately $30 million in commitments from interested investors to purchase in a private placement, shares of the Company’s Class A common stock, par value $0.0001 per share, for an effective purchase price of $6.67 per share. Rule 11-01(a) of Regulation S-X provides for the inclusion of the consummation of other transactions which have occurred or are probable for which disclosure of pro forma financial information would be material to investors. We believe the occurrence of the equity financing to be probable and constitutes material information that would be material to investors; therefore, we have included disclosure of the equity financing in the pro forma financial information. Further, we believe that given agreements in principle from service providers to defer payment of fees comprising most of the aggregate fees incurred in connection with the business combination, that the business combination could proceed with less than $30 million in equity financing.

Further, we have included additional disclosure to address the effect of issuing shares at the lower valuation as further described on pages xii, 70, 71 and 82 of Amendment No. 2.

9.

We note the response to prior comment 26. We also note under both the No Redemptions and Maximum Redemptions pro forma scenarios you assume you will issue additional New Incentive Shares to the TLG Sponsor; however, it remains unclear to us how you intend to account for the issuance of shares to the TLG Sponsor in the pro forma financial statements and we note no pro forma adjustments related to these shares. Please clarify how you intend to account for New Incentive Shares issued to the TLG Sponsor, including the accounting literature you are relying on. If applicable, please revise the pro forma financial statements to appropriately account for the shares.

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that the New Incentive Shares and the Merger Consideration shares will be classified as permanent equity in accordance with ASC 505 as further described on pages xiii, 2, 25, 27 and 101 of Amendment No. 2.

U.S. Securities and Exchange Commission

March 24, 2023

10.

We note the response to prior comment 27. Please revise note 2(d) to more fully explain when and how Electriq shareholders will make an election to receive $25 million in cash with a corresponding reduction in the number of shares of TLG common stock issuable as merger consideration. If the proposed business combination can proceed without Electriq shareholders making a cash election or making a cash election for less than $25 million, please explain how you determined the pro forma financial statements appropriately reflect the range of possible results or revise them as required by Rule 11-02(a)(10) of Regulation S-X.

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that the Merger Agreement was amended on March 22, 2023 to provide for the elimination of the right of Electriq stockholders to elect to receive up to $25 million of cash consideration. As a result, all merger consideration will be paid in Class A common stock, as further described on pages x, 1, 210, 221 and 251 of Amendment No. 2.

U.S. Federal Income Tax Considerations, page 264

11.

We note your response to prior comment 41. To the extent that you intend to file a short form tax opinion as Exhibit 8.1, please also revise your disclosure on page 265 to reflect the fact that the discussion reflects the opinion of counsel.

Response:

We respectfully acknowledge the Staff’s comment and have revised pages 275 and 277 of Amendment No. 2.

Consolidated Financial Statements - TLG

Note 10 - Subsequent Events, page F-24

12.

Please update your disclosures here and in MD&A regarding the extension proposal to quantify and disclose that 80% of TLG’s public stockholders exercised their redemption rights in connection with the extension request which resulted in cash redemptions of over $322 million subsequent to September 30, 2022.

Response:

We respectfully acknowledge the Staff’s comment and, as discussed above in response to comments 4 and 6, the redemptions in connection with the extension request have been reflected in TLG’s audited balance sheet as of December 31, 2022, which has been included in Amendment No. 2.

U.S. Securities and Exchange Commission

March 24, 2023

13.

We note your disclosure on the cover page that the NYSE delisted the public warrants and filed a notification of removal from listing on November 21, 2022. Please update your disclosure here regarding the delisted public warrants.

Response:

We respectfully acknowledge the Staff’s comment and note that the delisting is not a subsequent event for the December 31, 2022 financial statements and refer the Staff to similar disclosure included on pages x, 17 and 250 of Amendment No. 2.

Consolidated Financial Statements - Electriq 3. Revenue, page F-84

14.

We note the response to prior comment 43. Please clarify, if accurate, that revenue related to installed energy solutions is included in service revenue. If not accurate, please separately present or disclose the amount of revenue related to installed energy solutions included in product revenue during each period presented.

Response:

We respectfully acknowledge the Staff’s comment and have revised pages 184 and F-38 of Amendment No. 2.

Please direct any questions concerning this letter to the undersigned at (346) 718-6888 or gspedale@gibsondunn.com.

Very truly yours,

/s/ Gerald M. Spedale

Gerald M. Spedale

GIBSON, DUNN & CRUTCHER LLP

cc:	John Michael Lawrie, Chief Executive Officer